FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

June 19, 2003

Hanson PLC announces changes to its operational management team

In line with its objective of simplifying Hanson's reporting structure and making the group more responsive to market conditions, the board of Hanson PLC announces changes to the management of some of its principal operating units.

As a result of this reorganisation, Hanson Building Materials Europe ("HBME") will cease to exist and Simon Vivian, Chief Executive of HBME, will step down from the Hanson PLC board at the end of this month. Business units within the former HBME will report directly to group head office. Christopher Collins, Chairman, said: "On behalf of the whole board, I would like to thank Simon for his great contribution to Hanson over the years. We wish him well for the future."

With regard to other changes, in North America Jim Kitzmiller, former head of Hanson Pipe & Products, is to lead a new division which combines the three regional aggregates businesses. In addition, Richard Manning will assume responsibility for a new building products division, which joins Pipe & Products with his former responsibility, Brick & Tile.

In London, Patrick O'Shea will combine his responsibility for Hanson Pacific with leadership of Hanson's continental European and sea-dredged aggregates operations.

In addition to the above, Mike Ogden (UK Aggregates), David Szymanski (UK Building Products) and Leslie Cadzow (Australia) will be the other direct operational reports of Alan Murray, Chief Executive of Hanson PLC.

The executives above have an average of over 20 years of Hanson and sector knowledge, illustrating the depth of management experience that exists within the group.

Speaking about the changes, Alan Murray said: "Whilst this announcement does not indicate any change in our overall strategy, it does reinforce a continued focus on our core values of cost and margin control, together with disciplined and proactive growth via capex and bolt-on acquisitions. With my colleagues, I look forward to continuing to develop and improve the business."

Biographical details of the new operational management team are available on Hanson's website (www.hansonplc.com) as attachments to the on-line edition of this press release. An historical three year financial summary of the new divisional reporting structure is also available on the website.

Inquiries:     Justin Read
                       Hanson PLC
                       Tel: +44 (0)20 7245 1245

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 19, 2003